Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF
ZSPACE, INC.

zSpace, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is zSpace, Inc., and the name under which the Corporation was originally incorporated is Infinite Z, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is October 26, 2006 and was amended and restated by that certain Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the state of Delaware on December 29, 2023.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

The first paragraph of Article FOURTH is hereby amended and restated to read in its entirety as follows:

“FOURTH: Immediately upon the effective time of this Amended and Restated Certificate of Incorporation (the “Restated Certificate of Incorporation” and such time, the “Effective Time”), (i) (A) each 75 shares of the Corporation’s Common Stock then outstanding, par value $0.00001 per share, shall be and hereby is automatically converted and reconstituted into one (1) share of such Common Stock and (B) and each 75 shares of the Corporation’s Series A Preferred Stock then outstanding, par value $0.00001 per share, shall be and hereby is automatically converted and reconstituted into one (1) share of such Series A Preferred Stock, in each case, which shares shall be fully paid and nonassessable, without any action on the part of the holders thereof (the “Reverse Stock Split”) and (ii) each share of the Corporation’s Non-Convertible Non-Voting Preferred Stock then outstanding, par value $0.00001 per share, shall be and hereby is automatically reclassified and reconstituted into one (1) share of such Non-Convertible Non-Voting Preferred Stock 1, par value $0.00001, which shares shall be fully paid and nonassessable, without any action on the part of the holders thereof (the “Reclassification”). No fractional shares shall be issued upon the Reverse Stock Split and, in lieu of issuing fractional shares upon the Reverse Stock Split, the Corporation shall pay each holder the fair value, as of the Effective Time, of the fractional shares that would otherwise be issued upon the Reverse Stock Split. Whether or not fractional shares would have been issuable (but for the preceding sentence) upon the Reverse Stock Split shall be determined on the basis of the total number of shares represented by each stock certificate. Each outstanding stock certificate of the Corporation, which, immediately prior to the Effective Time, represents one or more shares of the Corporation’s capital stock shall thereafter be deemed to represent the appropriate number and type of shares of the Corporation’s capital stock, taking into account the Reverse Stock Split and Reclassification, until such stock certificate is exchanged for a new stock certificate, if such shares are certificated, or if the shares are uncertificated, the stock records maintained by the Company shall be appropriately adjusted to reflect the number and type of shares resulting from the Reverse Stock Split and Reclassification. Except as otherwise noted, all numbers and class and series references herein shall reflect the Reverse Stock Split and Reclassification. The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 40,000,000 shares of Common Stock, $0.00001 par value per share (“Common Stock”), (ii) 4,014,946 shares of Preferred Stock, $0.00001 par value per share (“Preferred Stock”).”

Paragraph 1.1 in paragraph B of Article FOURTH is hereby amended and restated to read in its entirety as follows:

“1.1           Prior to any dividends being paid on the Non-Voting Preferred Stock 2, Non-Voting Preferred Stock 1, Series A Preferred or Common Stock, from and after the date of the issuance of any shares of Non-Convertible Non-Voting Preferred Stock 3, the holders of Non-Convertible Non-Voting Preferred Stock 3 shall be entitled to receive non-cumulative dividends in an amount equal to five percent (5%) per annum of the original issue price per Non-Convertible Non-Voting Preferred Stock 3 of $600 per share of Non-Convertible Non-Voting Preferred Stock 3 (subject to adjustments for stock splits, stock dividends and similar events) (the “Non-Convertible Non-Voting Preferred Stock Original Issue Price”) when and only if declared by the Board of Directors; provided, for purposes of clarity, the holders of the Non-Convertible Non-Voting Preferred Stock 3 shall not be entitled to participate in any dividends paid on any other shares of the Corporation’s capital stock.”

Paragraph 5.1.1 in Paragraph B of Article FOURTH is hereby amended and restated to read in its entirety as follows:

“5.1.1        Trigger Events. Upon either (a) immediately prior to the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering (i) pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $15,000,000 of gross proceeds to the Corporation or (ii) pursuant to a similar regulatory framework applicable to a non-U.S. public offering resulting in at least $10,000,000 of gross proceeds to the Corporation, in either case, with such offering resulting in the Common Stock being listed for trading on an exchange or marketplace approved by the Board of Directors (a “Qualified Public Offering”) or (b) the date and time, or the occurrence of an event, specified by a vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”), then (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.”

FOURTH: Thereafter pursuant to a resolution of the Sole Director and the Stockholders of the Corporation this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and the Corporation’s stockholders, in lieu of a meeting, duly adopted this Certificate of Amendment by the written consent of the holders of a majority of the issued and outstanding stock of the Corporation entitled to vote thereon, in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, zSpace, Inc. has caused this Certificate of Amendment to be duly signed by its Chief Operating Officer as of this 12th day of July, 2024.

ZSPACE, INC.

By:	/s/ Paul Kellenberger
Name:	Paul Kellenberger
Title:	Chief Executive Officer

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